Teva Announces Pricing of €2 Billion of Senior Notes

Jerusalem, March 24, 2015 — Teva Pharmaceutical Industries Limited (NYSE: TEVA) (“Teva”) announced today that it priced a €2 billion debt offering, comprised of two tranches: €1.3 billion principal amount of 1.250% senior notes due March 2023 and €700 million principal amount of 1.875% senior notes due March 2027. The notes will be issued by Teva Pharmaceutical Finance Netherlands II B.V., a finance subsidiary of Teva, and will be guaranteed by Teva. The 2023 notes and the 2027 notes are being sold at a price of €990.59 and €995.01 per €1,000 principal amount, respectively, and are rated A3 by Moody’s Investors Service, A- by Standard & Poor’s and BBB+ by Fitch Ratings. Teva intends to use the proceeds of the offering for general corporate purposes.

“We are very pleased with the success of this offering, which allows us to take advantage of the favorable interest rates in Europe,” said Eyal Desheh, Teva’s Group Executive Vice President and Chief Financial Officer. “Together with our recently completed $1.3 billion debt tender offer, this Eurobond offering will help us lower our cost of capital.”

The offering is being made outside the United States to non-U.S. persons in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Closing of the offering is expected on March 31, 2015, subject to customary closing conditions.

About Teva
Teva Pharmaceutical Industries Limited (NYSE and TASE:TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Disclaimers
This communication is being issued pursuant to Rule 135(c) under the Securities Act, and is not an offer for sale of any securities of Teva Pharmaceutical Industries Limited or Teva Pharmaceutical Finance Netherlands II B.V. in the United States or to, or for the benefit or account of, U.S. persons (as defined in Regulation S under the Securities Act) or in any other jurisdiction in which such offering would be unlawful. The securities have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States or to, or for the benefit or account of, U.S. persons except in a transaction not subject to, or pursuant to an exemption from, the registration requirements under the Securities Act.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) (a) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Subject to the foregoing paragraph, the securities described herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This document is an advertisement for purposes of applicable measures implementing Directive 2003/71/EC and amendments thereto (the “Prospectus Directive”) and is not a prospectus for the purposes of the Prospectus Directive.

Stabilisation/FCA

Cautionary Notice Regarding Forward-Looking Statements:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.